EXHIBIT 28.1


                     CHANDLER INSURANCE ANNOUNCES UPGRADED
                          BEST'S RATING FOR SUBSIDIARY


     Chandler Insurance Company, Ltd. (CHANDLER) announced today that National American Insurance Company (NAICO) has received an A- (Excellent) rating from A.M. Best Company.

     CHANDLER is a Cayman Islands based company traded on the NASDAQ Stock Exchange under the symbol CHANF. NAICO is a Nebraska domiciled insurance company with principal executive offices in Chandler, Oklahoma. A.M. Best Company is the nation's oldest insurance company rating service and is based in Oldwick, N.J.

     "A Best rating in the "A" category has been one of our chief goals since 1987 when current management began to operate the company," said W. Brent LaGere, Chairman of the Board and CEO of both CHANDLER and NAICO. "Our management and employees have always worked hard, but we have had difficulty overcoming obstacles created by business relationships we entered in the late 1980's. We still have work to do and we will continue to give primary attention to service for our customers and enhancing our long term relationships with quality insurance agents. Our plan of concentrating our efforts in Oklahoma and adjoining states is working well and will continue."

     LaGere also announced:

     * On May 13, 1996, the U.S. Supreme Court refused to hear an appeal by the CenTra Group of a decision by the Nebraska Supreme Court rejecting its attempt to complete a CHANDLER takeover;

     * NAICO concluded an extended binding arbitration process with 3 reinsurers of its Trucker's Workers Compensation Program relating to business written from 1988 through 1991.

     * The agent which produced most of NAICO's surety bond business from 1987 through 1995 has made a demand for binding arbitration of certain differences existing between it and NAICO.

     "The decision by the U.S. Supreme Court is a major blow to CenTra's hopes to control CHANDLER, but the related litigation will likely continue at least through 1996," said LaGere. CenTra is a Detroit area based company engaged primarily in the trucking business and is led by M. J. Moroun. Moroun and certain affiliates purchased or acquired rights in almost 50% of CHANDLER's outstanding shares over a period of years between 1988 and 1992 including approximately 22% acquired during July of 1992. The takeover effort was thwarted by the Nebraska Insurance Department which said that because CHANDLER controlled NAICO and Moroun and his affiliates lacked the experience, integrity and financial stability to satisfy its requirements, Moroun must cease his efforts to control CHANDLER. After exhausting his Nebraska appeals, Moroun appealed to the U.S. Supreme Court which let the Nebraska high court decision stand. A lawsuit is currently pending in Nebraska Federal Court in which NAICO has asked the court to take possession of all of Moroun's CHANDLER shares and to enter an order directing the manner, method and timing of divestiture.

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     CHANDLER announced it will take an after-tax  charge of approximately
$800,000 to offset a smaller than expected award in arbitration with the 3 reinsurers. Because NAICO is required to adjust its statutory surplus for past due reinsurance recoverables, the net effect of the charge on its statutory surplus is basically neutral according to NAICO officers.

     On May 24, 1996, Midwest Indemnity Corporation (MIDWEST), a Skokie, Illinois based surety bond producer made a demand upon NAICO for binding arbitration of certain claims against NAICO. The claims are allegedly based upon a contractual relationship dating back to 1987 and accuse NAICO of libeling MIDWEST and attempting to wrongfully appropriate business belonging to MIDWEST "We don't think the claims are subject to arbitration, but even if they are, they are without merit" LaGere said. "Our legal counsel believe the claims are a response to our efforts to force MIDWEST to abide by the terms of our contract. In the arbitration demand MIDWEST alleges its corporate value has been diminished by approximately $20 million and that security it gave NAICO to secure MIDWEST's debt to NAICO should be released." On June 20, 1996, NAICO filed a lawsuit in State Court in Chandler, Oklahoma against MIDWEST and certain affiliates seeking a stay of the arbitration and asserting claims against MIDWEST for debts owed to NAICO, breach of fiduciary duty by MIDWEST and certain of its officers, various declaratory judgments and seeking relief in connection with those claims. The Court granted an immediate Temporary Restraining Order staying the requested arbitration pending further hearing. On June 25, 1996 the action was removed to Federal Court in Oklahoma City. No hearing has been set.

     MIDWEST currently owes NAICO approximately $7.9 million related to a commission arrangement contingent on the loss experience of the program. Pursuant to NAICO's agreement with Midwest, the obligation is to be reduced by $1.5 million during the remainder of 1996 with the balance due in January, 1997. In addition, MIDWEST owes approximately $474,000 for premiums it collected in 1995 and 1996 but which have not been paid to NAICO.

     "Obviously, we still have issues arising from the early NAICO relationships, but the related problems have been identified and we have made huge strides toward solving them." LaGere concluded.

     Chandler Insurance Company, Ltd. is a leading niche specialty lines company. Through its subsidiary, NAICO, it underwrites various lines of property and casualty insurance including surety performance bonds and workers compensation. The company's main areas of concentration include contractors, healthcare facilities, school districts, municipalities, counties, nonstandard private passenger automobile and standard lines of business, primarily for agents in Oklahoma and surrounding states.





     For further information on Chandler Insurance free of charge via fax, dial 1-800-PRO-INFO and enter the number 032.







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